UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2010

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, 451191, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On September 29, 2010, the Board of Directors of China Gerui Advanced Materials Group Limited (the “Company”) scheduled the 2010 annual general meeting of shareholders (the “2010 Annual Meeting”) of the Company for December 8, 2010, 10:00 A.M. local time, at the Company’s offices at No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, 451191, China. The Board of Directors also established October 22, 2010 as the record date for the 2010 Annual Meeting. The Company will consider shareholder proposals submitted for inclusion in the Company’s proxy materials for the 2010 Annual Meeting to have been submitted in a timely fashion if such proposals are received by the Company no later than November 26, 2010. Such proposals should be delivered to the Company’s executive offices at No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, 451191, China, and directed to the attention of the Chief Financial Officer of the Company.  Alternatively, proposals may be submitted by fax at (+86) 371-68895448, or by email to edward.meng@geruigroup.com.

Also, on November 16, 2010, the Board of Directors and the Compensation Committee of the Company adopted the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan (the “Plan”). The Plan became effective on the date of its adoption, subject to approval by the Company’s shareholders within 12 months.

Up to 3,500,000 shares of the Company’s ordinary shares, no par value per share (“Ordinary Shares”) may be issued under the Plan (subject to adjustment as described in the Plan). The Plan permits the grant of Nonqualified Share Options (i.e., options not intended to qualify as Incentive Stock Options within the meaning of Section 422 of the United States Internal Revenue Code) and Restricted Share Awards to employees, directors, and consultants of the Company and its affiliates.  The Plan may be administered by the Board of Directors, or a committee thereof, and is currently being administered by the Compensation Committee.

In connection with adoption of the Plan, the Board of Directors and Compensation Committee also approved forms of Share Option Agreement for employees and directors (collectively, the “Forms of Option Agreement”) and form of Restricted Share Award Agreement (the “Form of Share Award Agreement”) that will be utilized by the Company to grant options and restricted shares under the Plan.

The foregoing summary of the material terms and conditions of the Plan, the Forms of Option Agreement and the Form of Share Award Agreement does not purport to be complete and is qualified in its entirety by reference to those documents filed as Exhibits 10.1, 10.2, 10.3, and 10.4 respectively, to this report, which are incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-167841, 333-170230.

Exhibits

Exhibit	Description

10.1	China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan

10.2	Form of Share Option Agreement for Employees relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan

10.3	Form of Share Option Agreement for Directors relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan

10.4	Form of Restricted Share Award Agreement relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

	By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer

Date: November 16, 2010

EXHIBIT INDEX

Exhibit	Description

10.1	China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan

10.2	Form of Share Option Agreement for Employees relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan

10.3	Form of Share Option Agreement for Directors relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan

10.4	Form of Restricted Share Award Agreement relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan